SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

PROFIT SHARING AND RETIREMENT PLAN OF
CENTEX CORPORATION

(Full title of plan)

Commission File No. 1-6776	Commission File Nos. 1-9624 and 1-9625, respectively

CENTEX CORPORATION	3333 HOLDING CORPORATION and CENTEX DEVELOPMENT COMPANY, L.P.

2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)	2728 N. Harwood Dallas, Texas 75201 (Name of issuer and address of principal executive offices)

FINANCIAL STATEMENTS
Profit Sharing and Retirement Plan of Centex Corporation
As of December 31, 2001 and 2000, and for the Year ended December 31, 2001

Report of Independent Auditors — Ernst & Young LLP
Report of Public Accountants — Arthur Andersen LLP
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
EX-23 Consent of Ernst & Young LLP
EX-23.1 Notice Re: Consent of Arthur Andersen LLP

Profit Sharing and Retirement Plan of Centex Corporation

Financial Statements

As of December 31, 2001 and 2000,
and for the Year ended December 31, 2001

Report of Independent Auditors

Administrative Committee
Profit Sharing and Retirement Plan of Centex Corporation

We have audited the accompanying statement of net assets available for benefits of the Profit Sharing and Retirement Plan of Centex Corporation as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Dallas, Texas
June 25, 2002

THIS IS A COPY OF A PREVIOUSLY ISSUED REPORT. ARTHUR ANDERSEN LLP HAS NOT
REISSUED THIS REPORT.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
   Amended and Restated Profit Sharing and
   Retirement Plan of Centex Corporation:

     We have audited the accompanying statements of net assets available for benefits of the Amended and Restated Profit Sharing and Retirement Plan of Centex Corporation (the “Plan”) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Dallas, Texas,
   June 6, 2001

Profit Sharing and Retirement Plan of Centex Corporation

Statements of Net Assets Available for Benefits

	December 31
	2001	2000

Assets
Investments in Centex Master Trust:
Registered Investment Companies	$264,180,542	$261,761,419
Centex Common Stock Fund	33,531,249	22,887,841
Participant Loans	2,738,734	1,894,698

Total interest in Centex Master Trust	300,450,525	286,543,958

Net assets available for benefits	$300,450,525	$286,543,958

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Company contributions	$23,453,065
Participant contributions	28,296,780
Rollovers	2,731,388
Interest in Centex Master Trust investment loss	(18,478,942)

Net additions	36,002,291
Deductions:
Distributions to participants	22,016,610
Administrative expenses	79,114

Total deductions	22,095,724

Net increase	13,906,567
Net assets available for benefits:
Beginning of year	286,543,958

End of year	$300,450,525

See accompanying notes.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements

December 31, 2001

1. Description of the Plan

The following description of the Profit Sharing and Retirement Plan of Centex Corporation (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan covering eligible employees of Centex Corporation (the Company) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and the certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company.

Eligible employees participate in profit sharing on the earlier of January 1 or July 1 after completing one year of service, as defined. All employees of Participating Employers are eligible to participate provided the employee is not a member of a group or class of employees covered by a collective bargaining agreement unless such agreement extends the Plan to such group or class of employees, or provided the employee is not compensated on a commission basis and not paid in fixed amounts at regular intervals. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire or the end of any Plan year thereafter.

Contributions

The Plan permits participants to contribute up to 15% of their compensation (up to a statutory limit) to a 401(k) account beginning on the date of hire. Matching contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. The Plan also permits participant voluntary (after-tax) contributions of up to 10% of compensation, as defined. Total additions to a participant’s account are limited to a maximum of 25% of compensation (up to a maximum of $35,000) for 401(k) contributions, Participating Employers’ contributions, and voluntary (after-tax) contributions on a combined basis.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Employer discretionary profit sharing contributions are allocated to participant accounts on a pro rata basis determined by each participant’s length of service and salary. Employer discretionary matching contributions are allocated to eligible participant accounts based on the percentage of each participant’s eligible contributions. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $1,633,012 were used to reduce employer contributions and pay administrative fees for the year ended December 31, 2001.

Participants direct the investment of their accounts into a variety of Registered Investment Company funds or the Centex Common Stock Fund (the CCSF).

Participants may allocate up to 15% of employer and participant (before- and after-tax) contributions to the CCSF, whereas up to 100% may be allocated to any other investment option offered by the Plan.

Vesting

Generally, after two years of service, a participant is vested in 10% of his/her Participating Employer matching and profit sharing contributions and related earnings. Participants vest an additional 10% after three years of service and 20% for each additional year of service after that. A participant is fully vested after seven years of service or upon retirement, full and permanent disability, or death. Certain employer matching contributions as described in the Plan document become 20% vested after one year of service and vest an additional 20% for each additional year. A participant is fully vested after five years of service or upon retirement, full and permanent disability, or death. Participants are always fully vested in their voluntary contributions and related earnings.

Other than the contributions fully vested in five years, the vesting for matching contributions made on or after January 1, 2002 was changed. These matching contributions become 20% vested after two years of service and vest an additional 20% for each additional year. A participant is fully vested after six years of service or upon retirement, full or permanent disability, or death.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Loans

Active participants may borrow up to 50% of the vested portion of their accounts with Committee authorization and for specific events, as defined. Loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are generally repayable to the Plan within five years. Interest rates ranged from 6.75% to 11.50% at December 31, 2001.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan provides that, in the event of termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Reclassification

Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Centex Master Trust (the Master Trust) holds the assets of the Plan, as well as the assets of other plans sponsored by Centex Construction Products, Inc. (Affiliate Plans.) The Plan and Affiliate Plans have an undivided interest in the Master Trust.

Investments included in the Master Trust are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of the CCSF are valued at the quoted market price in an active market. Participant loans receivable and short-term investments are valued at cost, which approximates fair value.

Purchases and sales of investments made by the Trustee are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Master Trust allocates investment income to the Plan based on the Plan’s ownership interest in Master Trust assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2001, include Trustee and recordkeeper fees. Fund management fees are charged directly to the Master Trust and therefore are included in the net change in fair market value of investments. Administrative expenses are allocated on a pro rata basis to the Plan and Affiliate Plans.

Payment of Benefits

Benefits are recorded when paid.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

3. Interest in the Master Trust

At December 31, 2001, the Plan’s interest in the net assets of the Master Trust was approximately 91%. Investments held in the Master Trust as of December 31, 2001, were as follows:

	Plan Interest
	in Master
	Trust Assets	2001

Registered Investment Companies	91%	$290,052,367
Centex Common Stock Fund	98%	34,051,484
CXP Common Stock Fund	0%	1,528,354
Participant Loans	89%	3,062,292

Total	91%	$328,694,497

The Plan’s individual interest in the assets held by the Master Trust as of December 31, 2000, was approximately 92%. The Master Trust assets as of December 31, 2000, included $285,678,401 of investments in registered investment companies.

Investment income (loss) in the Master Trust for the year ended December 31, 2001, was as follows:

Net depreciation in registered investment companies	$(35,088,929)
Net appreciation in Centex Common Stock Fund	11,997,704
Net appreciation in CXP Common Stock Fund	224,499
Dividend and interest income	2,584,805

$(20,281,921)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 9, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. The Plan has applied for but has not received a new determination letter from the IRS. However, the plan administrator believes that the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

Profit Sharing and Retirement Plan of Centex Corporation

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

As of December 31, 2001 and 2000, the Plan had $359,160 and $169,575, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31
	2001	2000

Net assets available for Plan benefits per the financial statements	$300,450,525	$286,543,958
Amounts allocated to withdrawing participants	(359,160)	(169,575)

Net assets available for Plan benefits per Form 5500	$300,091,365	$286,374,383

The following reconciles benefits paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2001:

Benefits paid to participants per the financial statements	$22,016,610
Less: Amounts allocated to withdrawing participants at December 31, 2000	(169,575)
Add: Amounts allocated to withdrawing participants at December 31, 2001	359,160

Benefits paid to participants per Form 5500	$22,206,195

7. Subsequent Event

On May 21, 2002, the Board of Directors of the Company approved a 2002 employee profit sharing contribution to the Plan in the amount of $24,568,371, which was remitted to the Master Trust on May 23, 2002.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Profit Sharing and Retirement Plan of Centex Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROFIT SHARING AND RETIREMENT PLAN OF CENTEX CORPORATION

Date: June 28, 2002	By:	/s/ Michael S. Albright Michael S. Albright Member, Administrative Committee

INDEX TO EXHIBITS

Profit Sharing and Retirement Plan of Centex Corporation

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference

23	Consent of Ernst & Young LLP	Filed herewith.

23.1	Notice Regarding Consent of Arthur Andersen LLP	Filed herewith.